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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of March, 2007

                              CONVERIUM HOLDING AG
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                 Dammstrasse 19
                                   CH-6301 Zug
                                   Switzerland
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F   X     Form 40-F
                                  -------           -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes         No    X
                                   -------    -------

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

News release
Converium Holding Ltd, Zug

Zug, Switzerland - February 28, 2007 - Converium reports 2006 income from continuing operations of USD 215 million, net income of USD 57 million and presents its value-focused medium-term strategy.

Converium today presents its road map to generate a sustainable return on equity of 14% by 2009. The key elements of Converium's medium-term value creation strategy are: growing business volume to USD 3 billion by 2009, whilst reducing the combined ratio to 96%; boosting capital efficiency by seeking shareholder approval to return USD 300 million to shareholders through the use of hybrid capital; increasing returns on investment and further improving cost-efficiency of operations.

Converium's   value  creation  strategy  is  supported  by  a  strong  financial performance in 2006, with the following highlights:

o    USD 215.0 million income from continuing operations
o    USD  57.1  million  net  income,   including   the  negative   impact  from
     discontinued operations, net of tax of USD 157.9 million
o    USD 1,980.9 million gross premiums written
o    96.3% non-life combined ratio
o    USD 1,846.0 million shareholders' equity
o    CHF 0.20 per share proposed dividend for 2006

Inga Beale, CEO, commented: "I am very pleased with our strong financial results for 2006. Based on a robust franchise and significant operational improvements we have accomplished a remarkable turnaround. I am convinced that the strategic path charted today sets both ambitious and obtainable goals. It rests on a capital base of approximately USD 2 billion, sound operating profitability, strong support from clients and brokers as well as talented employees who are committed to capturing the growth opportunities following a ratings upgrade. I strongly believe that we can achieve our growth and profitability targets based on the comprehensive management of all relevant value drivers."

Converium's road map for sustainable value creation

Converium is committed to achieving a sustainable return on equity of 14% by 2009. The underlying strategy will be built on fundamental improvements in underwriting, capital management, asset management and operations.

Growing the business while  improving  profitability
Converium aims to grow its gross premiums written by more than one third to USD 3 billion by 2009 based on total gross premiums written for 2007, expected to be in the range of USD 2.2 billion. Converium expects to win back a significant share of business with existing customers following a ratings upgrade. The Company expects to be able to regain market share in all lines of business, but primarily in specialty areas such as Credit & Surety and Agribusiness where Converium used to be among the global leaders. In addition, the Company expects to capture opportunities from fast-growing emerging markets where Converium can build on strong client relationships and a regional infrastructure.

Converium is further committed to improving underwriting profitability to a combined ratio of around 96% in 2009. This objective is expected to be achieved based on the following four elements: First, the fronting fee on Converium's Global Aerospace Underwriters Ltd (GAUM) business will decrease following a ratings upgrade; second, the long-tail business with the Medical Defence Union
(MDU) which is economically profitable even at a combined ratio of more than 100% will lose weight in Converium's overall portfolio; third, following a ratings upgrade, the Company is committed to rebalancing its book of business towards non-proportional business and attractive specialty lines at lower expected combined ratios; and, fourth, with growing business volumes Converium expects a reduced administrative expense ratio.

Boosting capital efficiency by returning capital to shareholders and using more hybrid capital
Following a ratings upgrade, Converium will be in a position to more efficiently leverage its balance sheet. Converium currently has significantly lower balance sheet leverage than its peers. The Company will seek to take advantage of beneficial financing conditions, and, shortly after a ratings upgrade, issue hybrid debt to USD 500 million. The funds raised will refinance current outstanding hybrid debt, and allow for USD 300 million to be returned to shareholders following shareholder approval. Greater efficiency in the use of capital is expected to bring down the weighted average cost of capital to under 9% by that date.

Converium believes that its overall capital situation will allow for a sustainable dividend pay-out ratio of 25%-35%.

Increasing sustainable investment yield
Based on Converium's state-of-the-art expertise in Asset-Liability-Management and its new strategic partnership with Deutsche Asset Management, the Company expects to achieve significant sustainable improvements in its investment yield. One of the specific measures envisaged is a more sophisticated management of Converium's fixed-income securities portfolio.

Strong financial performance in 2006

Income from continuing operations up six-fold
For 2006, Converium reported income from continuing operations of USD 215.0 million compared with USD 34.1 million for the same period in 2005, equivalent to 13.0% return on equity. Converium's 2006 figures demonstrate the quality of the Company's underlying book of business, the absence of any major catastrophic events, as well as a satisfactory net investment income. The significant increase in profit is driven by an improvement in the non-life combined ratio from 107.0% in 2005 to 96.3% in 2006. In addition, Converium's results were positively impacted by the net favorable impact of prior accident years on the technical result of USD 52.1 million. Net income for 2006 amounted to USD 57.1 million, reflecting an overall negative impact on net income of USD 157.9 million from the sale of Converium's North American operations.

Growth in business volume reflective of stable franchise
For the year ended December 31, 2006, gross premiums written increased by 1.3% to USD 1,981 million. Net premiums written increased by 3.9% to USD 1,852 million, showing a resilient franchise and visible progress made towards the Company's turnaround in 2006. However, net premiums earned decreased by 19.7% to USD 1,812 million due to lower earned premiums from prior underwriting years reflecting the impact of the ratings downgrade in 2004. For the year ended December 31, 2006, net premiums written in Standard Property & Casualty Reinsurance increased by USD 77.9 million, or 10.5%, Specialty Lines decreased by USD 8.3 million, or 1.1% and net premiums written in the Life & Health Reinsurance segment decreased by USD 0.7 million, or 0.2%.

Satisfactory net investment income result and investment yield (continuing operations)
Converium's net investment income from continuing operations increased by 1.0% to USD 260.4 million for the year ended December 31, 2006 as compared with USD
257.8 for the same period in 2005. The average total invested assets from continuing operations was USD 6,147.4 million, which was a slight increase on the 2005 amount of USD 6,139.1 million. Our average net investment income yield (pre-tax) from continuing operations for the year was 4.2%, comparable with the prior year, reflecting similar market conditions and asset allocation.

Fourth quarter performance impacted by sale of US operations

The net loss in the fourth quarter of 2006 was USD 121.3 million, reflecting the one-off negative impact from the loss on sale of Converium's North American operations in December of 2006 of USD 190.1 million. The return on equity from continuing operations was 14.9%, compared with 4.2% for the fourth quarter of

2005. Gross premiums written over the quarter were USD 428.1 million, an increase of 10.7% on the prior year quarter. The combined ratio for the fourth quarter of 2006 was 93.5%, benefiting from the absence of major natural catastrophes during the period.

Key financial metrics (USD, unless noted)

                                                           Three months ended   Twelve months ended
                                                            December 31, 2006     December 31, 2006
                                                                  (unaudited)           (unaudited)
o   Gross premiums written                                              428.1               1,980.9
o   Income from continuing operations, before taxes                      86.4                 255.5
o   Income from continuing operations(1)                                 70.6                 215.0
o   (Loss)/income from discontinued operations(2)                      -191.9                -157.9
o   Net income                                                         -121.3                  57.1
o   Segment income(3)                                                   107.7                 327.0
o   Non-life combined ratio(4)                                          93.5%                 96.3%
o   Average annualized net investment income yield                       4.3%                  4.2%
    (pre-tax)
o   Shareholders' equity                                              1,846.0               1,846.0
o   Return on shareholders' equity(5) from continuing                   14.9%                 13.0%
    operations (annualized)
o   Basic earnings per share from continuing operations                  0.48                  1.47
o   Diluted earnings per share from continuing operations                0.48                  1.45
o   Basic (loss) earnings per share from net income                     -0.83                  0.39
o   Diluted (loss) earnings per share from net income                   -0.82                  0.38


Considerations on SCOR's pre-announcement: Converium's strategy expected to deliver more value

--------------------------

     (1)Continuing operations information (including prior periods presented) excludes the operating results of the North American operations and the loss on sale of Converium Holdings (North America) Inc. in the fourth quarter of 2006.

     (2)Included in loss on sale are net unrealized losses on available-for-sale securities, the currency impact and deferred income tax balance of USD 18.6 million that previously have been recognized in other comprehensive income (equity) and are realized upon the sale of the North American operations.

     (3)Segment income is defined as net premiums earned plus total investment results minus losses, loss expenses and life benefits, acquisition costs and other operating and administration expenses, excluding Corporate Center.

     (4)Non-life combined ratio is defined as ongoing non-life loss ratio (to net premiums earned) plus ongoing non-life acquisition costs ratio (to net premiums earned) plus ongoing non-life administration expense ratio (to net premiums written).

     (5)Based  on  shareholders'  equity  from  continuing   operations  at  the
beginning of the period.

The Board of Directors of Converium has noted the announcement of an offer by SCOR, at CHF 21.1 per share, for the whole of the share capital of Converium, based on closing share prices at February 16, 2007, that was published on February 26, 2007. The Board strongly believes that the offer fails to recognize Converium's full stand alone value potential. In addition, the Board stresses the fact that Converium offers shareholders potential value upside due to its flexibility to return capital.

Converium's Board considers SCOR's acquisition currency to be weak: the cash part of SCOR's offer would be financed by Converium's excess capital and Converium shareholders would assume significant risk with a stretched combined balance sheet. Further, given the significant stock element in the offer, Converium shareholders would require more visibility on SCOR's stand alone value potential.

Converium's Board of Directors is convinced that the Company's current share price does not reflect its full upside value following a ratings upgrade which Converium has made great progress to achieving on its own. SCOR's unsolicited approach also entails incalculable business and integration risk.

Converium's 2006 Annual Report will be available in electronic format on 20 March 2007. The Annual General Meeting is planned to take place on 10 May 2007.





Enquiries

Beat W. Werder                                   Marco Circelli

Head of Public Relations                         Head of Investor Relations
beat.werder@converium.com                        marco.circelli@converium.com
Phone:     +41 44 639 90 22                      Phone:      +41 44 639 91 31
Fax:       +41 44 639 70 22                      Fax:        +41 44 639 71 31


Dr. Kai-Uwe Schanz                               Inken Ehrich

Chief Communication &                            Investor Relations Specialist
Corporate Development Officer                    inken.ehrich@converium.com
kai-uwe.schanz@converium.com                     Phone:      +41 44 639 90 94
Phone:     +41 44 639 90 35                      Fax:        +41 44 639 70 94
Fax:       +41 44 639 70 35


About Converium
Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 500 people in 15 offices around the globe and is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium has a "BBB+" financial strength rating (Credit Watch positive) from Standard & Poor's and a "B++" financial strength rating (outlook positive) from A.M. Best Company.

Important Disclaimers
This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as `seek to', `expects', `aims' `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, our combined ratio, return on equity and premium volume and expense reduction targets, our plans to use capital more efficiently and to return capital to shareholders, the reinsurance market, the Company's operating results, the Company's dividend policy, our ability to obtain an upgrade of our financial strength rating and the consequences of such an upgrade, the prospects for improving our results, investment yield and market share. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include whether we are able to secure an upgrade of our financial strength ratings; our ability to refinance our outstanding indebtedness and increase our use of hybrid capital; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; our ability to expand into emerging markets; our ability to enter into strategic investment partnerships; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; our ability to regain past customers following any rating upgrades and the resolution of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission (including, but not limited to, our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission) and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.
Additional information and where to find it:
In connection with the offer by SCOR, Converium expects to file a solicitation/recommendation statement with the Securities and Exchange Commission (the "SEC"). Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offer and the proposed merger. Copies of the solicitation/recommendation statement will be available free of charge at the SEC's web site at www.sec.gov, or at Converium's website at www.converium.com.
IRS Circular 230 disclosure:
To ensure compliance with requirements imposed by the Internal Revenue Service, we inform you that any U.S. tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CONVERIUM HOLDING AG




                                               By:  /s/ Inga Beale
                                                    Name:  Inga Beale
                                                    Title: CEO




                                               By:  /s/ Christian Felderer
                                                    Name:  Christian Felderer
                                                    Title: General Legal Counsel



Date: March 2, 2007